UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant’s name into English)

Room 1802, Block D, Zhonghai International Center,

Hi- Tech Zone, Chengdu, Sichuan Province, PRC

Telephone +86 (28) 8532 4355

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Appointment of Certain Officer and Directors

On September 8, 2023, the Board appointed Mr. Boyu Zhang as the executive director of the Board, effective on September 11, 2023.

The biographical information of Mr. Zhang is set forth below.

Since January 1, 2023, Mr. Boyu Zhang has served as Vice President of Strategic Development and Investor Relations   of the Company. Prior to joining Antelope Enterprise, from December 2017 to February 2022, Mr. Zhang was the Founder and CEO of the Asian Financial Association, a professional financial industry service organization, based in Ohio. From October 2019 to June 2022, Mr. Zhang was the Founder and CEO of Bikeshire Hathaway Investment Limited, a securities trading information advisory company. Mr. Zhang obtained both a BA degree in International Business in 2015 and an MBA in Finance in 2016 from Ashland University.

Mr. Zhang will receive $3,480 in cash and $4,000 worth of Class A ordinary shares of the Company, no par value, each month at a price that is equal to the closing price of the last trading day of such month. Mr. Zhang does not have a family relationship with any other director or officer of the Company as defined in Item 401 of Regulation S-K.

A copy of the offer letter of Mr. Zhang is attached hereto as exhibit 10.1.

SUBMITTED HEREWITH

Exhibits:

10.1	Offer Letter to Mr. Boyu Zhang

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ANTELOPE ENTERPRISE HOLDINGS LTD.

	By:	/s/ Hen Man Edmund
Hen Man Edmund
Chief Financial Officer

Date: September 8, 2023